Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: September 20, 2021

The following is a transcript of a portion of a CNBC interview shared on social media by Canadian Pacific Railway Limited on September 17, 2021.

CP & KCS CEOs on CNBC

September 17, 2021

INTERVIEWER >> Welcome back to “squawk o the street.” after months of back and forth, railroad Kansas City Southern has officially terminated its merger agreement with Canadian National and instead opting for a new and improved deal with Canadian Pacific that could create the first single line rail network linking the U.S., Mexico and Canada, this is pending regulatory approval. Here to discuss the news, Patrick Ottensmeyer Kansas City Southern’s CEO alongside Canadian Pacific’s CEO Keith Creel. Thank you both for joining us this morning welcome to you a lot to cover here. Keith, I actually want to start with you from an investor standpoint, the voting trust is so crucial to this deal and certainly in focus now as you ink this fresh deal together. The fact that Canadian Pacific has already got the green light to implement one of these voting trusts, your rival Canadian National was not able to secure that, which is how we find ourselves talking today what are the next steps from here how quickly can this merger now come together?

KEITH CREEL >> Thank you, thank you for the question let me start by saying, you know, reunited again I can’t tell you how happy the CP family is to be partnering with Kansas City Southern. Obviously when we think about that voting trust, perhaps maybe Pat said this in a previous conversation, that is the ticket it’s the ticket to realizing deal certainty and value for the shareholder. So that voting trust for the CPKC combination based on our unique facts was approved back in May. Yesterday we moved quickly, we filed an admitted notice of intent with the STB. That’s part of the regulatory process, which provides the STB all the details of our merger agreement. We were very intentional not to change any material facts. in fact, the only thing that changed with any materiality at all is the consideration which we provided in shares. So our [unintelligible] level stayed the same, it’s a very simple, plain vanilla approach. The trustee stays the same we expect that our merger application will be submitted by the middle of next month that’s what we’re targeting, and that we’ve asked for a ten-month review process time path to approval and with that we’d expect to be able to bring these two companies together with full regulatory approval, likely the first part or maybe the middle of fourth quarter of 2022.

INTERVIEWER >> Okay. How are you assessing those regulatory risks I mean, I realize the securing of a waiver to have this deal reviewed under old rules presumably goes a long way in that process but on the flip side you do have a Biden administration that is taking a tougher stance on consolidation in industries including rail right now.

KEITH CREEL >> Yeah, we actually see the Biden administration’s actions and the STB’s mandate and even their responses on the CN trust application as favorable for our facts. The facts have always mattered I’ve said that from the very beginning. this unique combination truly is pro-competition, pro-growth. There’s no overlap with these networks. It’s hand in glove here in Kansas City where we’re sitting today. We’ve co-located, co-owned and operated for over 80 years. this is the only place our two networks touch there’s not a single customer that gets left out it’s not about winners and losers. it’s about winners we’ve got customers with more options. We’ve got competition that gets injected that doesn’t exist today because effectively it gives us a level playing field to compete better with UP, BNSF, CN, CSX, and NS for customers’ traffic. Again, if you have those positive facts that bode well supporting competition, I don’t believe that you need to be concerned. In fact, I think it complements the Biden administration’s agenda to protect and enhance competition, which we fully intend to do.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This transcript includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP, KCS and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; changes in business strategy and strategic opportunities; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; North American and global economic growth; industry capacity; shifts in market demand; changes in commodity prices and commodity demand; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; sufficiency of budgeted capital expenditures in carrying out business plans; services and infrastructure; the satisfaction by third parties of their obligations; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and its variants, and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Reference should be made to “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward Looking Statements” in CP’s and KCS’s annual and interim reports on Form 10-K and 10-Q. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this transcript is expressly qualified in its entirety by these cautionary statements.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This transcript is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.